FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2001

MICROLOGIX BIOTECH INC.

(Registrant's name)

BC Research Complex

3650 Wesbrook Mall

Vancouver, B.C.

Canada V6S 2L2

(604) 221-9666

(Address of principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____  No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	MICROLOGIX GRANTED TWO NEW U.S. PATENTS Further Strengthens The Protection Of Micrologix's Antimicrobial Technology

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROLOGIX BIOTECH INC.

Date:    November 27, 2002                                By: "Arthur J. Ayres"

      Name: Arthur J. Ayres

      Title: V.P. Finance and CFO

FOR IMMEDIATE RELEASE	TRADING SYMBOL: MBI (TSE/CDNX) MGIXF (US over the counter)
Investor Relations Contacts: Art Ayres Micrologix Biotech Inc. Telephone: 604.221.9666 Toll-Free: 1.800.665.1968	Marla Gale Fleishman-Hillard Canada Inc. Telephone: 416.214.0701 Fax: 416.214.0720

MICROLOGIX GRANTED TWO NEW U.S. PATENTS
Further Strengthens The Protection Of Micrologix's Antimicrobial Technology

Vancouver, March 6, 2001 - Micrologix Biotech Inc. announced today that the United States Patent and Trademark Office has granted the Company two patents covering the compositions of 46 novel peptides and their chemical derivatives designed for unique activity against bacteria and fungi. These antimicrobial peptides and their derivatives claimed in patents numbered 6,180,604 and 6,191,254 include the Company's three drug candidates currently in clinical trials in the United States.

"Securing patent protection in the U.S. which is our primary target market, is a significant milestone as we move closer towards commercialization of our novel antimicrobials," said Micrologix's President and CEO, Bud Foran. "We continue to expand our intellectual property position in the U.S. and around the world as our research and development programs generate new and clinically important antiinfective technologies."

The granting of US patents No. 6,180,604 and 6,191,254 brings Micrologix's patent portfolio to nine issued US patents. In addition to these issued US patents, Micrologix also has two allowed and ten pending US applications with corresponding applications pending in other countries.

About Micrologix

Micrologix develops novel drugs targeted at severe and life-threatening diseases - particularly those caused by antibiotic-resistant bacteria. The Company's portfolio of antibiotic drug candidates is based on improved analogs of naturally occurring cationic peptides found in the host defense systems of most life forms. Micrologix currently has three drugs in clinical trials in the United States: MBI 226 for preventing catheter-related bloodstream infections in Phase III clinical trials; MBI 594AN for treating acne in Phase II; and MBI 853NL for preventing hospital-acquired Staphylococcus aureus infections in Phase I. The Company's common shares are included in the TSE 300 Composite Index.

The foregoing news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements frequently, but not always use the words "expects", "anticipates", "suggests", "plans", "believes" or "intends", or similar words and/or include statements concerning the Company's strategies, goals and plans, or state that certain actions, events or results "will" be taken, occur or be achieved. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F, including the following: uncertainties related to early stage of development, technology and product development; dependence on future corporate collaborations; dependence on proprietary technology and uncertainty of patent protection; management of growth; future capital needs and uncertainty of additional funding; intense competition; manufacturing and market uncertainties; government regulation; product liability exposure and insurability.

The Toronto Stock Exchange and the Canadian Venture Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.